JD
3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

14049666

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~FSB WARNER FINANCIAL, INC.~~ FSB Premier Warner Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 PEOPLES SQUARE
(No. and Street)

WATERLOO (City) IOWA (State) 50702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODNEY DUROE 319-287-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450 (Address) DES MOINES (City) IOWA (State) 50309 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DD
3/27/14

OATH OR AFFIRMATION

I, RODNEY DUROE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSB WARNER FINANCIAL, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEIRDRE WEBER
Notarial Seal - Iowa
Commission # 760607
My Commission Expires 10/27/15

Deirdre Weber
Notary Public

CFO
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Brian Cheese
Greg Clausen

Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITOR'S REPORT

Board of Directors
FSB Warner Financial, Inc.
Des Moines, Iowa

We have audited the accompanying statement of financial condition of FSB Warner Financial, Inc. as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FSB Warner Financial, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Roth + Company, P.C.

Des Moines, Iowa
February 14, 2014

FSB WARNER FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 891,373
Receivables:	
Clearing organization	90,851
Other	7,349
Prepaid expenses	35,938
Furniture and equipment, net of accumulated depreciation of $66,119	9,657
Goodwill	170,000
Total	$ 1,205,168
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued salaries and benefits	$ 90,531
Accounts payable and other accrued liabilities	165,110
Total liabilities	255,641
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	887,561
Retained earnings	59,264
Total stockholder's equity	949,527
Total	$ 1,205,168

See notes to statement of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
FSB Warner Financial, Inc. (the Company) conducts business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in Iowa and Nebraska and has offices in Iowa and Nebraska.

The Company is a wholly-owned subsidiary of FSB Financial Services, Inc. (the Parent). The Parent acquired the Company in 2009 in a transaction accounted for under the acquisition method of accounting.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash held in bank accounts and money market funds.

Securities Transactions
Commission revenue and related expenses are recorded on the trade date basis.

Furniture and Equipment
Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 3 to 5 years.

Goodwill

Goodwill acquired in connection with the acquisition of the Company totals $170,000 at December 31, 2013 and is not amortized but is tested annually for impairment. No impairment losses were recognized in the year ended December 31, 2013. Goodwill is not deductible by the Company for income tax purposes.

Income Taxes

The Company files their income tax returns separate from its Parent. The Company accounts for income taxes under the asset and liability method. Income taxes are provided to recognize the amount of taxes payable or refundable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. Management assesses the Company's income tax positions and records tax benefits based upon an evaluation of the facts, circumstances and information available at the reporting dates. If the Company considers that a tax position is more-likely-than-not of being sustained upon examination by tax authorities, it recognizes the tax benefit. In addition, valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically and adjusted as events occur, or circumstances change that warrant adjustments to those balances.

At December 31, 2013, the Company did not have any significant items that would require recording as deferred income tax assets or liabilities.

At December 31, 2013, the Company's income tax returns for the years 2010 through 2013 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

In 2014, the Company expects to file an application with the Internal Revenue Service to be taxed as an S Corporation beginning January 1, 2014. As an S Corporation, the Company will file tax returns with its Parent. The Company's items of taxable income and expense will be reported by the Parent's stockholders and the Company will not generally be subject to tax.

Subsequent Events

In the normal course of preparing the Company's financial statements, management reviews events that occur after the statement of financial condition date (December 31, 2013) for potential recognition or disclosure in the financial statement. Management has evaluated subsequent events through February 14, 2014, which is the date the statement of financial condition was available to be issued.

2. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consists of the following as of December 31, 2013.

Commissions	$50,851
Clearing deposit	40,000
Total	$90,851

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregated indebtedness or $50,000. At December 31, 2013, 6 2/3% of aggregate indebtedness was $17,043. At December 31, 2013, the Company's net capital was $721,737 which was $671,737 in excess of the required net capital of $50,000. SEC rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's percentage of aggregate indebtedness to net capital was 35.42%.

4. OPERATING LEASES AND COMMITMENTS

The Company's primary office facilities are located in a building owned by a subsidiary of the Parent and annual rent of $6,000 is paid by the Company to the related party.

The Company also leases an office facility in one other location under a lease agreement that expires in March 2015. Future minimum lease payments for this lease for years ending December 31 are as follows: 2014, $32,100 and 2015, $8,000.

5. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, RBC Capital Markets. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

6. PROFIT-SHARING PLAN

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The profit-sharing plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

7. RELATED PARTY TRANSACTIONS

A subsidiary of the Parent provides the Company with certain administrative services and support at no charge. Additionally, the Company's primary office facilities are located in a building owned by the subsidiary of the Parent (see Note 4).

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
Tim Breitbach
Jerry Carlson
Brian Cheese
Greg Clausen

Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FSB Warner Financial, Inc.

In planning and performing our audit of the financial statements of FSB Warner Financial, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified deficiencies relating to a lack of segregation of duties that we consider to be a significant deficiency, as described above. This lack of segregation of duties was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 14, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth & Company, P.C.

Des Moines, Iowa
February 14, 2014